

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2023

Hung To Pau, Ph.D.
Chief Executive Officer
Advanced Biomed Inc.
689-87 Xiaodong Road
Yongkang District
Tainan, Taiwan

> **Re: Advanced Biomed Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed December 5, 2023**
> **File No. 333-272110**

Dear Hung To Pau:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 30, 2023 letter.

Amendment No. 7 to Form S-1

Exhibits

1.   We note that you have included as Exhibit 8.1 the opinion of AllBright Law Offices, which is dated August 28, 2023, and that the opinion is "limited to PRC Laws of general application on the date hereof." We also note that your registration statement here contains updated disclosure regarding opinions you have received from AllBright Law Offices since your amendment filed on August 28, 2023, and subsequent amendments, such as with respect to the CSRC Trial Measures. Please provide an updated opinion and consent of counsel.

Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Fang Liu, Esq.